UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2018 File No.: 001-31891

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2300, 250 - 5th Street S.W., Calgary, AB T2P 0R4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

[    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

[    ]

EXPLANATORY NOTE

The following exhibits included herein were filed by TransGlobe Energy Corporation (the “Registrant”) with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval on the dates noted below:

1.	Exhibit 1: September 21, 2016
2.	Exhibit 2: September 21, 2016
3.	Exhibit 3: September 21, 2016
4.	Exhibit 4: October 17, 2016

The Registrant inadvertently did not furnish these documents to the Securities and Exchange Commission. This report on Form 6-K is furnished solely to correct this oversight.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation (Registrant)

Date: May 25, 2018	By:	/s/ Lloyd Herrick
Lloyd Herrick
VP & COO

EXHIBIT INDEX

Exhibit Number	Description

1	Form of Proxy
2	Notice of Meeting
3	Management Information Circular
4	Report of Voting Results